SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒              Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Material Change Report of Registrant dated April 16, 2014 as filed on SEDAR on April 16, 2014.

2. Press Release of Registrant dated April 16, 2014 as filed on SEDAR on April 16, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 16, 2014	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

April 11, 2014

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on April 16, 2014 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company announced that its wholly owned subsidiary, Eagleford Energy, Zavala Inc. has entered into a Joint Development Agreement dated as of April 11, 2014 by and among the Company, Stratex Oil & Gas Holdings, Inc. and Quadrant Resources LLC.

Item 5.	Full Description of Material Change

The Company entered into a Joint Development Agreement (“JDA”), dated as of April 11, 2014 by and among the Company’s wholly owned subsidiary, Eagleford Energy, Zavala Inc. (“EEZ”), Stratex Oil & Gas Holdings, Inc. (“Stratex”), and Quadrant Resources LLC, (“Quadrant”).  Pursuant to the JDA, Quadrant has agreed, at its sole cost and expense, to drill 3 wells and to rework 5 wells (the “Phase I Work Program”) to test the San Miguel formation (the “Development Area”) on the Matthews Lease, an oil and gas lease covering 2,629 acres in Zavala County, Texas. Presently, each of Stratex and EEZ has the rights to an undivided 50% working interest in the Matthews Lease.

Drilling and rework operations are expected to commence during this current quarter. Quadrant has undertaken to cause the Phase I Work Program to be completed by June 15, 2015.  Provided that Quadrant has satisfied certain conditions set forth in the JDA by that date, Quadrant shall have earned the right to receive a conveyance of an undivided 50% working interest in the Matthews Lease, but insofar only as the Matthews Lease covers and includes the San Miguel interval underlying the Development Area. At such point in time, EEZ and Stratex will each hold a 25% working interest in the Development Area. With respect to 7 of the 8 Phase I Wells, EEZ has the right to receive 16.66% of the revenues before Payout and 25.0% of the revenues after Payout and 33% before Payout and 50% after Payout and other cash consideration derived from the reworking of the Matthews No. 3V Well.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

April 16, 2014

ITEM 2

For immediate release

Eagleford Energy Enters Into Joint Development Agreement

on Little Tom Heavy Oil Field in Zavala, Texas

Toronto, April 16, 2014 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy”), announces that its wholly owned subsidiary, Eagleford Energy, Zavala Inc., (“EEZ” or the "Company”) has entered into a Joint Development Agreement (“JDA”), by and among the Company, Stratex Oil & Gas Holdings, Inc. (OTCQB: STTX), and Quadrant Resources LLC, (“Quadrant”).  Pursuant to the JDA, Quadrant has agreed, at its sole cost and expense, to drill 3 wells and to rework 5 wells (the “Phase I Work Program”) to test the San Miguel formation (the “Development Area”) on the Matthews Lease, an oil and gas lease covering 2,629 acres in Zavala County, Texas. Presently, each of Stratex and EEZ has the rights to an undivided 50% working interest in the Matthews Lease.

Quadrant’s principals have extensive experience and success drilling and completing medium to heavy oil resources on a global basis. The focus of the JDA will be the commencement of primary San Miguel oil production from a known oil interval underlying the Little Tom Field, situated on the Matthews Lease. The San Miguel formation is a massive, relatively shallow and well defined sandstone resource containing approximately 2 to 3 billion barrels of original oil in place (“OOIP”), as estimated by the Bureau of Economic Geology and the University of Texas in a report entitled “Report of Investigations No. 107, Wave Dominated Delta System, Upper Cretaceous San Miguel Formation, Maverick Basin, South Texas”. (The Company is unable to confirm that this report was prepared by a qualified reserves evaluator or auditor or in accordance with the COGE Handbook.) The Little Tom Field area is delineated by approximately 30 penetrations in the immediate field area. The thickness, areal extent, average porosity and permeability information derived supports a substantial existing oil reservoir in place in the San Miguel formation. According to past Texas Railroad Commission filings, approximately 97,000 barrels of oil from the San Miguel formation have been previously produced from the Little Tom Field.

Drilling and rework operations are expected to commence during this current quarter. Quadrant has undertaken to cause the Phase I Work Program to be completed by June 15, 2015.  Provided that Quadrant has satisfied certain conditions set forth in the JDA by that date, Quadrant shall have earned the right to receive a conveyance of an undivided 50% working interest in the Matthews Lease, but insofar only as the Matthews Lease covers and includes the San Miguel interval underlying the Development Area. At such point in time, EEZ and Stratex will each hold a 25% working interest in the Development Area. With respect to 7 of the 8 Phase I Wells, EEZ has the right to receive 16.66% of the revenues before Payout and 25.0% of the revenues after Payout and 33% before Payout and 50% after Payout and other cash consideration derived from the reworking of the Matthews No. 3V Well.

Eagleford Energy had previously drilled the Matthews #3 into the San Miguel formation and a nitrified acid treatment was injected into the wellbore using a coil tubing unit to improve conductivity around the wellbore, increase productivity and satisfy a condition of the lease purchase agreement. The well produced heavy oil into tanks at surface until emulsion caused by the nitrogen and acid plugged the wellbore. It is planned that the new Phase One Program will soon clean out the wellbore and resume production. The previous Operator, Dawsey Operating, LLC reported that, “The data gathered from drilling this well and the completion results indicate enhanced recovery processes for this heavy oil can sustain production of the field. This new data also supports prior information about the oil in place and the ability to produce significant amounts of oil from the reservoir.”

For more information also see “Stratex Oil & Gas Enters Into Joint Development Agreement to Exploit Significant San Miguel Oil Resource in Zavala County, Texas” released today.

For further information, please contact:

Eagleford Energy Inc.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.